April 8, 2021 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, NE Washington, D.C. 20549

Attn:	Tracey McKoy
Angela Connell Kasey Robinson Suzanne Hayes

Re:	Falcon Capital Acquisition Corp.
Registration Statement on Form S-4
Dated February 16, 2021
File No. 333-253113

Dear Ms. McKoy, Ms. Connell, Ms. Robinson and Ms. Hayes:

On behalf of our client, Falcon Capital Acquisition Corp., a Delaware corporation (the “Company”), we file herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 16, 2021 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated March 18, 2021 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 1.

Cover Page

1.	Please ensure you are registering the Earnout Shares and shares of common stock underlying the contingent options to be issued to holders of Sharecare options, or advise.

Response: The Company confirms that it is registering the Earnout Shares (including the shares of common stock underlying the contingent options to be issued to holders of Sharecare options)  and has revised the disclosure on the Registration Statement cover page of Amendment No. 1 to address the Staff’s comment.

2.	Please also provide the maximum amount of redemptions that allow the company to satisfy the Minimum Proceeds Condition and the Balance Sheet Threshold and clarify that Cash Consideration will be paid only if the Balance Sheet Threshold is met and that no Cash Consideration will be paid if the Balance Sheet Threshold is not met.

Response: The Company has revised the disclosure on the proxy/prospectus cover page and pages 10-13, 23, 24, 33 and 84 of Amendment No. 1 to address the Staff’s comment. We have also disclosed that the difference between the maximum number of redemptions that allow for satisfying the Balance Sheet Threshold and the maximum number of redemptions as a result of the Non-Redemption Agreements is approximately 200,000 shares.

U.S. Securities and Exchange Commission

April 8, 2021

3.	It is unclear what consideration Sharecare stockholders can expect to receive in exchange for their Sharecare shares. Please revise to clarify how many shares of New Sharecare and how much cash consideration a Sharecare stockholder can expect to receive in the merger. One source of confusion is that the Exchange Ratio is defined by reference to the Per Share Consideration Value and the Per Share Consideration Value is defined by reference to the Exchange Ratio. Additionally, your cover page indicates each stockholder will receive shares of common stock of New Sharecare and its pro rata portion of the cash consideration; disclosure on page 10 references a “proper election” to receive cash without explanation of the election available; and page 83 indicates each share will be converted into the right to receive the Per Share Merger Consideration less its pro rata share of the Cash Consideration. Please revise to clarify what options are available to Sharecare stockholders, how stockholders can calculate their estimated consideration, what factors may impact the estimate and the effect the factors will have. Please consider an illustrative example in the “Questions and Answers About the Business Combination and The Special Meeting” section or other appropriate location in your document.

Response: The Company has revised the disclosure on pages 10, 11, 23, 24, 25, 84, 85 and 86 of Amendment No. 1 to address the Staff’s comment.

4.	Additionally, disclose the Earnout Ratio as of a recent practicable date and identify the factors that will impact the ratio.

Response: The Company has revised the disclosure on pages 11, 24, 25, 85, 86, 103 and 203 of Amendment No. 1 to address the Staff’s comment.

5.	Please explain why you are only registering 253,137,887 shares of Class A common stock when you expect to issue a maximum of 253,896,804 shares plus options and warrants convertible into common shares when exercised.

Response: The Company has increased the number of shares being registered and has revised the fee table of the Registration Statement cover page of Amendment No. 1 to address the Staff’s comment and confirms that it is registering all shares being issued in the business combination, all shares underlying options, all shares underlying warrants and the Earnout Shares (which includes all shares underlying the contingent options).

U.S. Securities and Exchange Commission

April 8, 2021

Summary of the Proxy Statement/Prospectus

Conditions to the Completion of the Business Combination, page 26

6.	Please amend your disclosure to identify each condition that is subject to being waived. Please make conforming changes to your Conditions to Closing discussion beginning on page 112.

Response: The Company has revised the disclosure on pages 20, 48 and 115 of Amendment No. 1 to address the Staff’s comment.

Directors and Officers of FCAC have potential conflicts of interest in recommending..., page 40

7.	Please revise the third bullet to quantify the sponsor officers’ and directors’ aggregate investment in dollars, which is subject to loss if you do not complete a business combination.

Response: The Company has revised the disclosure on page 41 of Amendment No. 1 to address the Staff’s comment.

The information that we provide to our partners, clients and members..., page 54

8.	Please also clarify that incorrect or incomplete data may expose you to liability to your members or explain why you believe it does not present a material risk.

Response: The Company has revised the disclosure on page 56 of Amendment No. 1 to address the Staff’s comment.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited., page 66

9.	Please revise to clarify whether the proposed combination will be considered an “ownership change” under the Code and any expected limitations on your ability to utilize NOLs if it is considered an “ownership change.” If there is uncertainty, explain the reasons for such uncertainty.

Response: The Company has revised the disclosure on page 68 of Amendment No. 1 to address the Staff’s comment.

The Business Combination Proposal

Background of the Business Combination, page 85

10.	Please expand this section to discuss the following:
●	Why did the parties decide to merge at this time?
●	What process did the board undertake in arriving at its decision to enter into the merger?
●	How did the board address any potential conflicts of interest?
●	What were the material terms agreed to in the non-binding letter of intent and term sheet?
●	How did the board determine to modify its term sheet to provide Sharecare with the ability to pursue an acquisition of doc.ai?
●	How were the deal value and the pricing mechanism determined?

U.S. Securities and Exchange Commission

April 8, 2021

●	How were the material terms of the merger negotiated from the non-binding letter of intent until the execution of the merger agreement? For example, what was proposed by one party with respect to the deal value and other material terms and agreed to by the other party or was a counteroffer made? If there was a counteroffer, how did the parties come to an agreement on the final material term?

Response: The Company has revised the disclosure on pages 87 through 92 of Amendment No. 1 to address the Staff’s comment.

11.	Please describe the selection criteria FCAC used to identify the five companies it considered appropriate targets. Explain how FCAC eliminated the other four targets and decided to proceed with Sharecare, including why it was determined they did not meet the selection criteria or reasons why Sharecare was determined to be a better option.

Response: The Company has revised the disclosure on pages 87 and 88 of Amendment No. 1 to address the Staff’s comment.

12.	Please explain the decision to offer both cash and stock and how the Balance Sheet Threshold was determined.

Response: The Company has revised the disclosure on pages 90 and 91 of Amendment No. 1 to address the Staff’s comment.

Certain Projected Financial Information, page 92

13.	Please describe the estimates and assumptions used in preparing the projections.

Response: The Company has revised the disclosure on page 95 of Amendment No. 1 to address the Staff’s comment.

Interests of FCAC’s Directors and Officers in the Business Combination, page 93

14.	Please revise to individually quantify the interests of each director, executive officer, and affiliate. Please refer to Item 18(a)(5)(i) of Form S-4 and Item 5 of Schedule 14A.

Response: The Company has revised the disclosure on page 97 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

April 8, 2021

Satisfaction of 80% Test, page 93

15.	Please include discussion of the quantitative basis for determining that the business combination had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the merger agreement. Please include the material details of the specific analyses used, what sources of information were used to make the determination, and any quantitative or qualitative factors considered.

Response: The Company has revised the disclosure on page 96 of Amendment No. 1 to address the Staff’s comment.

Business of New Sharecare

Growth Strategies, page 163

16.	Please revise to disclose the basis for your opinion that promoting your marketplace of existing targeted digital therapeutics to close gaps in care in high-cost areas represents a $1 billion revenue opportunity within your currently contracted clients.

Response: The Company has revised the disclosure on pages 162 and 182 of Amendment No. 1 to address the Staff’s comment.

Our Platform, page 166

17.	We note your disclosure on page 167 that some of the digital therapeutics and other tools you offer are subject to agreements and arrangements with third-party marketplace solution providers. In an appropriate location in your prospectus, please expand your disclosure to provide information about material licensing and collaboration agreements, if any. Please also file any such agreements as exhibits or tell us why you do not believe it is required under Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the disclosure on page 178 of Amendment No. 1 to address the Staff’s comment. The Company also respectfully advises the staff that all of the arrangements described under the caption “Licensing and Collaboration Agreements” on page 178 of Amendment No. 1 are those that ordinarily accompany the kind of business conducted by Sharecare and that the combined company will not be “substantially dependent” on any of these arrangements. Accordingly, the Company believes that such agreements do not constitute material contracts under Item 601(b)(10) of Regulation S-K, and, as such, are not required to file them. In support of this position, the Company notes that Item 601(b)(10)(ii) of Regulation S-K provides, in relevant part, that contracts do not need to be filed if they are entered into in the ordinary course of the registrant’s business and do not fall within any of the exceptions cited. For the foregoing reasons, the Company believes that the agreements described on page 178 of Amendment No. 1 are not required to be filed as material agreements under Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 178

18.	Please revise this section to specifically identify all material foreign jurisdictions where patents are granted or patent applications are pending, the patent expiration dates and expected expiration dates for pending patent applications, the specific products, product groups and technologies to which such patents relate, whether the patents are owned or licensed, and the type of patent protection you have.

Response: The Company has revised the disclosure on pages 177 and 178 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

April 8, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sharecare

Results of Operations

Revenue, page 188

19.	In order to increase a reader’s understanding of the changes in your various revenue sources, please revise to disaggregate your revenues for each period by revenue channel and underlying business line, as well as domestic versus international. Please also describe the extent to which changes in revenues are attributable to changes in prices or to changes in volumes. In this regard, we note that revenue from your enterprise channel is recognized on a PMPM basis. As such, price vs volume information may be particularly informative.

Response: The Company has revised the disclosure on pages 181 and 186-188 of Amendment No. 1 to address the Staff’s comment regarding underlying factors contributing to the changes in various revenue sources. The Company has included a discussion of the dollar amount and proportion of total revenue that are recognized both domestically and internationally (international revenue only accounts for 5% of 2020 revenue) in “Management’s Discussion and Analysis of Financial Condition of Operations of Sharecare—Overview”.

The Company respectfully advises Staff that Sharecare does not have separate business lines underlying each of its sales channels. Rather, Sharecare’s revenue channels consist of over twenty product offerings (e.g., digital platform, disease management coaching, lifestyle management, release of information, ROI audits, diabetes prevention program, online advertising/sponsorships, etc.) which are sold to customers, and if included, may not provide the reader with meaningful information. Moreover, Sharecare manages revenue at the channel level rather than at the lower individual business line level. The Company would also like to make the distinction that revenue for the enterprise channel is recognized on a cost per member per month basis for a portion of the revenue and recognition may vary based on individual product offerings being purchased by each individual customer. The Company has updated the discussion within “Management’s Discussion and Analysis of Financial Condition of Operations of Sharecare” and Sharecare’s financial statements accordingly and in accordance with the guidance provided within SEC Release 33-8350.

Cost of Revenue, page 189

20.	You attribute the 12% decrease in cost of revenue to products or services with higher cost profiles. Please enhance your discussion to address the specific underlying factors contributing to material changes in cost of revenue period-over-period. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms to provide your readers with better insight into the underlying reasons behind the changes in your results. This comment is applicable throughout MD&A where appropriate. Refer to Item303(a)(3) of Regulation S-K or SEC Release 33-8350 for additional guidance.

Response: The Company has revised the disclosure on pages 187 and 188 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

April 8, 2021

Liquidity and Capital Resources

Operating Activities, page 192

21.	Please revise your discussion of cash provided by operating activities to include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Specially, describe how changes in deferred revenue, accounts receivable and other receivables contributed to the changes in cash flows from operating activities. Refer to FRC Section 501.13.b and 13.b.1 for guidance.

Response: The Company has revised the disclosure on page 190 of Amendment No. 1 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Doc.AI

Comparison of Results of Operations for the Nine Months Ended September 30, 2020 and September 30, 2019

Operating Expenses, page 199

22.	Please revise your discussion to address the specific underlying factors contributing to the change in R&D, sales and marketing and G&A period-over-period. Instances where you identify multiple contributing factors for a change in a specific line item, please quantify each factor to allow investors to assess the significance of each contributing factor. Refer to Item 303(a)(3) of Regulation S-K or SEC Release 33-8350 for additional guidance.

Response: The Company has revised the disclosure on pages 197 and 198 of Amendment No. 1 to address the Staff’s comment.

The Company also respectfully advises the Staff that, although Sharecare’s acquisition of doc.ai would not otherwise require full MD&A, management determined that these condensed explanations (as revised), which can be read in connection with the pro forma information in the proxy statement/prospectus, provide useful added disclosures for the reader.

U.S. Securities and Exchange Commission

April 8, 2021

Liquidity and Capital Resources, page 200

23.	Please revise your disclosure to provide a more robust discussion of changes in operating, investing and financing cash flows for each period presented. Your should provide detailed explanations of the reasons for the fluctuations. Please refer to the SEC Interpretive Release No. 33-8350.

Response: The Company has revised the disclosure on page 198 of Amendment No. 1 to address the Staff’s comment.

Certain Relationships and Related Party Transactions

New Sharecare Related Party Transaction, page 237

24.	Please disclose the standards that will be applied in determining whether to approve related person transactions. Refer to Item 404(b)(1)(ii) and (iii) of Regulation S-K.

Response: The Company has revised the disclosure on page 235 of Amendment No. 1 to address the Staff’s comment.

ShareCare, Inc. - Notes to Unaudited Consolidated Financial Statements

Nature of Business and Significant Accounting Policies

Deferred Revenue, page F-38

25.	Please disclose revenue recognized during the reporting period that was included in deferred revenue at the beginning of the period. Refer to ASC 606-10-50-8.

Response: The Company has revised the disclosure on page F-26 of Amendment No. 1 to address the Staff’s comment. We would also like to reference our response to the Staff’s comment #21 and the related revisions to the cash provided by operating activities in working capital accounts of Sharecare to further describe the activity during periods related to deferred revenue.

Doc.AI Incorporated - Notes to Unaudited Interim Financial Statements

Note 9 - Simple Agreement for Future Equity, page F-98

26.	Please revise to disclose how the acquisition by Sharecare is expected to impact the SAFE agreements held by Doc.AI. Please also tell us your consideration of whether the termination or conversion of these agreements as a result of the Sharecare acquisition should be reflected in your pro forma financial statements.

Response: The Company has revised the disclosure on page F-68 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

April 8, 2021

Item 21. Exhibits and Financial Statement Schedules, page II-2

27.	Please file the doc.ai Acquisition Agreement as an exhibit or provide your analysis identifying how you determined that the agreement did not need to be filed as an exhibit. Please refer to Items 601(b)(2) and 601(b)(10) of Regulation S-K.

Response: The Company has filed the doc.ai Acquisition Agreement as Exhibit 2.2 of Amendment No. 1.

28.	We note that you have filed a form of short-form tax opinion as Exhibit 8.1. We also note that the opinion states that the disclosures under the heading “Material U.S. Federal Income Tax Considerations” constitute accurate summaries of such matters in all material respects. Please have counsel revise its opinion to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. Please also revise your disclosures to clarify the discussion addresses all material U.S. federal income tax considerations and to state the same and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Refer to Section III.B.2 of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 237 of the Amendment to clarify that the discussion addresses all material U.S. federal income tax considerations.

In response to the Staff’s comment, the Company advises the Staff that it has reviewed the tax opinion of White & Case LLP filed as Exhibit 8.1 and its disclosure under the heading “Material U.S. Federal Income Tax Considerations” in light of the Staff’s comment and the guidance provided by Staff Legal Bulletin No. 19. The Company submits that it believes that (i) its counsel is not required to revise such opinion to state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel and (ii) it is not required to revise the disclosure to express a firm opinion for each material tax consequence.

Section III.B.2. of Staff Legal Bulletin 19 provides, in relevant parts, that “[i]f the registrant elects to use a short-form opinion, the Exhibit 8 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant, and that disclosure must clearly identify and articulate the opinion being rendered.” Section III.A.1. of Staff Legal Bulletin 19 provides, in relevant parts, however, that Item 601(b) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing (emphasize added).” Because the disclosure, as currently drafted, does not contain a representation as to the tax consequences set forth in the filing, the Company believes that the requirements for a short-form opinion, as set forth in Section III of Staff Legal Bulletin 19, do not apply to the filing.

U.S. Securities and Exchange Commission

April 8, 2021

While Sharecare and FEAC intend for the merger contemplated by the Merger Agreement to be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) (“Section 368”) of the Internal Revenue Code, as amended (the “Code”) and/or as part of a tax-deferred transaction pursuant to Section 351 (“Section 351”) of the Code (the “Intended Tax Treatment”), due to inherent uncertainty in the application of certain technical requirements of Section 368 and Section 351 to the specific facts of the transaction, the merger may not qualify for the Intended Tax Treatment. Neither the Company nor any other party to the Merger makes any representations or provides any assurances regarding the tax treatment of the Merger, and, as stated in the disclosure as currently drafted, the merger will occur even if it does not qualify for the Intended Tax Treatment. Additionally, as stated in the disclosure as currently drafted, neither Sharecare nor FCAC has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth in disclosure.

General

29.	Your statements under “Market and Industry Data” that (i) you have not independently verified the data from third parties, (ii) there can be no assurance as to the accuracy or completeness of such data and (iii) such data may not be reliable, may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete these statements or specifically state that you are liable for such information.

Response: The Company has revised the disclosure under the heading “Market and Industry Data” in Amendment No. 1 to address the Staff’s comment.

30.	Please include a form of proxy card marked as “preliminary” in your next amendment.

Response: The Company has filed the preliminary proxy card as Exhibit 99.1 of Amendment No. 1.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Bryan Luchs at (212) 819-7848 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Alan Mnuchin, Chief Executive Officer and Chairman, Falcon Capital Acquisition Corp.